UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VERISK ANALYTICS, INC.
----------------------------------------------------------------
(Name of Issuer)

Class A Common Stock
----------------------------------------------------------------
(Title of Class of Securities)

92345Y106
--------------------
(CUSIP Number)

December 31, 2011
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /           Rule 13d-1(b)
/   /           Rule 13d-1(c)
/ X /           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 92345Y106

1) NAME OF REPORTING PERSON

ISO Employee Stock Ownership Trust

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ X ]
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER	1,079,838

6) SHARED VOTING POWER	18,049,849

7) SOLE DISPOSITIVE POWER	1,079,838

8) SHARED DISPOSITIVE POWER	18,049,849

9) AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON	19,129,687

10) CHECK IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11) PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)	11.7%

12) TYPE OF REPORTING PERSON	EP

Page 2 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

1) NAME OF REPORTING PERSON

GreatBanc Trust Company

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ X ]
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER	1,079,838

6) SHARED VOTING POWER	18,049,849

7) SOLE DISPOSITIVE POWER	1,079,838

8) SHARED DISPOSITIVE POWER	18,049,849

9) AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON	19,129,687

10) CHECK IF THE AGGREGATE AMOUNT
IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11) PERCENT OF CLASS REPRESENTED BY
AMOUNT IN ROW (9)	11.7%

12) TYPE OF REPORTING PERSON	BK

Page 3 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

Item 1.
	(a)	Name of Issuer
Verisk Analytics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
545 Washington Boulevard Jersey City, New Jersey 07310

Item 2.
	(a)	Names of Persons Filing
ISO Employee Stock Ownership Trust
GreatBanc Trust Company

	(b)	Address of Principal Business Office or, if none, Residence

ISO Employee Stock Ownership Trust c/o GreatBanc Trust Company 801 Warrenville Road Suite 500 Lisle, Illinois 60532

GreatBanc Trust Company 801 Warrenville Road Suite 500 Lisle, Illinois 60532

	(c)	Citizenship
ISO Employee Stock Ownership Trust Organized in New Jersey

GreatBanc Trust Company Organized in Illinois

Page 4 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 92345Y106

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act;
(b)	/ /	Bank as defined in section 3(a)(6) of the Act;
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(l)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(l)(ii)(J);
(k)	/ /	Group, in accordance with Rule 13d-1(b)(l)(ii)(K).

Page 5 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

Item 4.	Ownership
ISO Employee Stock Ownership Trust:
(a)	Amount Beneficially Owned: 19,129,687
(b)	Percent of Class: 11.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 1,079,838
(ii)	Shared power to vote or direct the vote: 18,049,849
(iii)	Sole power to dispose or direct the disposition of: 1,079,838
(iv)	Shared power to dispose or direct the disposition of: 18,049,849
GreatBanc Trust Company:
(a)	Amount Beneficially Owned: 19,129,687
(b)	Percent of Class: 11.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,079,838
(ii)	Shared power to vote or to direct the vote: 18,049,849
(iii)	Sole power to dispose or to direct the disposition of: 1,079,838
(iv)	Shared power to dispose or to direct the disposition of: 18,049,849
There are 19,129,687 shares of Class A Common Stock owned by the ISO Employee Stock Ownership Trust (the "Trust"). GreatBanc Trust Company is the Trustee of the Trust. Under the terms of the Trust, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or

Page 6 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

allocated shares with respect to which no instructions have been received, the Trustee votes such shares in the Trustee's discretion. As of December 31, 2011, 18,049,849 of the shares of Class A Common Stock held by the Trust had been allocated to the accounts of participants and 1,079,838 of the shares of Class A Common Stock held by the Trust were unallocated.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

______________
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

Page 7 of 9 Pages

SCHEDULE 13G/A
CUSIP NO. 92345Y106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012	ISO EMPLOYEE STOCK OWNERSHIP TRUST

By: GreatBanc Trust Company, its trustee

By: /s/ John S. Marino
John S. Marino
Vice President

February 14, 2012	GREATBANC TRUST COMPANY

By: /s/ John S. Marino
John S. Marino
Vice President

Page 8 of 9 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree that the Schedule 13G/A being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Verisk Analytics, Inc., a Delaware corporation, shall be, and is, filed on behalf of each of the undersigned.

February 14, 2012	ISO EMPLOYEE STOCK OWNERSHIP TRUST

By: GreatBanc Trust Company, its trustee

By: /s/ John S. Marino
John S. Marino
Vice President

February 14, 2012	GREATBANC TRUST COMPANY

By: /s/ John S. Marino
John S. Marino
Vice President

Page 9 of 9 Pages